January 28, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings Ramin Olson Catherine Brown Milwood Hobbs Andrew Mew

Re:	ServiceSource International, LLC Registration Statement on Form S-1 Filed on December 20, 2010 File No. 333-171271

Ladies and Gentlemen:

On behalf of ServiceSource International, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 18, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-171271) filed with the Commission on December 20, 2010.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Please note that this information must be included prior to any circulation of the preliminary prospectus. Refer to instruction 1 to Item 501(b)(3) of Regulation S-K.

Securities and Exchange Commission

January 28, 2011

The Company acknowledges the Staff’s comment and undertakes to fill in as much information as possible that it is not entitled to omit under Rule 430A in the registration statement and in future amendments. When such information is available, the Company will provide it to the Staff for review in a timely manner prior to the Company’s distribution of preliminary prospectuses. The Company will not circulate copies of the prospectus until it has included an estimated price range, number of shares offered and related information based on a bona fide estimate of the public offering price within that range, as well as all other information required by the federal securities laws, except information that may be excluded in reliance upon Rule 430A.

2.	Please provide us with any additional gatefold information, if applicable, such as pictures, graphics, or artwork that will be included in the prospectus.

The Company will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus as soon as they are available.

3.	Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority contact us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of this offering.

The Company will arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call the Staff to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting compensation terms and arrangements, or the Company will send the Staff a copy of the confirmation letter that the Company receives from FINRA.

Prospectus Summary, page 1

4.	Please revise this section to limit the information to a brief overview of the key aspects of the offering. For example, currently the information presented under the heading “Our Solution” is presented verbatim in the Business section beginning on page 73. Please also balance your discussion of your competitive advantages with a prominent discussion of material recent developments, including the termination by Oracle of your contracts with Sun Microsystems. Refer to Item 503(a) of Regulation S-K.

The Company advises the Staff that the Company has revised the Prospectus Summary to condense the information provided under the heading “Our Solution” and to condense and balance the information under the heading “Competitive Advantages” by adding a reference to the termination by Oracle of the Company’s contracts with Sun Microsystems to the Prospectus Summary under “Selected Risk Factors.”

Securities and Exchange Commission

January 28, 2011

5.	Please revise your document to discuss your business operations using plain English and without relying on technical business terminology or jargon. Specifically, please eliminate jargon entirely in your summary, and avoid using it in other sections unless you first explain its meaning in a clear and concise manner. Refer to Rule 421(b) of Regulation C. For additional guidance, please also refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999), sample comment 14. While not intended as an exhaustive list, we note the following descriptions and phrases in your Prospectus Summary:

•	“our integrated solution consists of a suite of cloud applications,”

•	“our integrated solution consists of a suite of purpose-built cloud applications,”

•	“follow an optimized sales process,”

•	“comparative and prescriptive analytics,”

•	“continue to…monetize cloud applications,” and

•	“drive operating leverage by developing…”

With respect to the Staff’s comment in the first bullet above, the Company has added disclosure regarding the meaning of the term “cloud” on page 73 of its registration statement. The Company respectfully advises the Staff that the use of the phrase “cloud applications” is frequently used in newspapers and periodicals of general interest and the Company believes that use of the term “cloud” has entered the general lexicon and investors are generally familiar with the term. The Company is supplementally providing to the Staff copies of newspaper and magazine articles which discuss the prominence of cloud applications in the technology industry.

With respect to the Staff’s comment in the second bullet above, the Company has removed the phrase “purpose-built” before “cloud applications.”

With respect to the Staff’s comment in the third bullet above, the Company has revised this phrase to read “a sales process tailored specifically to increase service contract renewals.”

With respect to the Staff’s comment in the fourth bullet above, the Company has revised this language to read as follows: “Our Service Revenue Intelligence Platform allows us to analyze our customers’ renewals against similar transactions and identify areas for improvement, enabling greater insight into their renewals business.”

With respect to the Staff’s comment in the fifth bullet above, the Company has revised this phrase to read “increase the revenue we generate from our cloud applications.”

With respect to the Staff’s comment in the sixth bullet above, the Company has revised this phrase to read “increase our operating efficiency by developing…”

Securities and Exchange Commission

January 28, 2011

In addition, the Company advises the Staff that the Company has made conforming changes where this language appears elsewhere in the registration statement.

The Company believes that, after including the revisions noted above, the registration statement complies with Rule 421 of Regulation C.

6.	Throughout your filing you include factual statements for which you do not provide a source for the information or you indicate that the source of the information is based upon management’s belief or Gartner, Inc. With respect to factual statements for which you have not provided a source, please indicate whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If the statements are based upon management’s belief, please indicate that and include an explanation for the basis of that belief. While not intended as an exhaustive list, we noted the following statements in this regard:

•	“representing over $5 billion in service revenue opportunity under management.”

•	“Service revenue has become increasingly important for technology companies…”

•	“[w]e believe the complexity of effective service revenue management, coupled with underinvestment in this area has led to suboptimal renewal rates on service contracts.”

•	“costs associated with delivering maintenance, support and subscription services by our customers are relatively fixed..”.

•	“[w]e believe that we have more service revenue opportunity under management and more service revenue performance data than any other third party provider,”

•	“One large technology company reported approximately 90% in gross margin from support and updates revenue compared to 43% gross margin for license and product revenue for its fiscal year 2010.”

Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your document, including the submission of any necessary supporting schedules setting forth your analysis of the source material. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

The Company advises the Staff as follows regarding each of the identified statements in its registration statement:

Securities and Exchange Commission

January 28, 2011

With respect to the statements that “Service revenue has become increasingly important for technology companies” and “one large technology company reported approximately 90% in gross margin from support and services revenue compared to 43% gross margin for license and product revenue for its fiscal year 2010” as well as other similar statements in the registration statement and statements added to the registration statement relating to the emergence of the Software-as-a-Service business model, the Company is supplementally providing to the Staff copies of reports and articles that support these statements. These documents are appropriately organized and marked as requested. All of the underlying reports and articles are publicly available without cost and none were commissioned by the Company.

The statement “. . . representing over $5 billion in service revenue opportunity under management” and related statements are based on management’s careful review and consideration of a combination of factors, including historical information regarding the value of end customer contracts made available by customers in past periods, minimum requirements under the Company’s contracts with its customers, the value of end customer contracts included in the Service Performance Analysis conducted by the Company, collaborative discussions with customers assessing their expectations as to the value of service contracts that they will make available to the Company for sale, and other information considered in the Company’s periodic internal business reviews of its customer relationships. The Company respectfully notes that this description of its basis for this statement is provided in the “Key Business Metrics” section of the Management’s Discussion and Analysis of Results of Operations (“MD&A”) section of the registration statement beginning on page 40. Further information about this metric is also provided in the Company’s response to Comment No. 7.

The Company’s beliefs that “the complexity of effective service revenue management, coupled with underinvestment in this area, has led to suboptimal renewal rates on service contracts” are based on the Company’s history and experience managing service revenue on behalf of its customers, its familiarity with the historical investments by its customers in this area, its success in improving the renewal rates on service contracts (thus indicating that the prior renewals were suboptimal), and the inferences that the Company has drawn based on the interplay of these elements. In addition to its direct experience in this area, the Company’s perspective on these matters is also based on the information shared and discussed in the many industry events in which it participates and its involvement with the Service Executive Industry Board, an independent industry board founded by the Company to share best practices and address issues impacting the industry.

The statement “. . . costs associated with delivering maintenance, support and subscription services by our customers are relatively fixed . . .” and similar statements have been revised to reflect that this is the Company’s belief with respect to many of its customers. The Company’s experience and discussions with customers confirm this belief that these costs are relatively fixed and that technology companies typically dedicate a fixed amount of resources to support a product. Thus, regardless of the number of customers paying for support on that product, each incremental dollar generated from improved renewal rates falls to the bottom line without significant incremental cost.

Securities and Exchange Commission

January 28, 2011

The Company’s belief that “. . . [it has] more service revenue opportunity under management and more service revenue performance data than any other third-party provider” is based on its general familiarity with the market and its continual analysis of the third party competitors in the market, and the nature of these competitors’ businesses.

The Company believes that the source of all other factual statements are adequately described in the registration statement.

7.	Throughout your prospectus, including in the last sentence under the heading “Overview” on page 1, you state that “[a]s of September 30, 2010, [you] managed over 90 engagements across more than 50 customers, representing over $5 billion in service revenue opportunity under management.” Please revise the name of this metric so that the name is more descriptive and clearly conveys to investors that the $5 billion service revenue opportunity rests with your clients and not with you. To the extent you elect to retain disclosure of service revenue opportunity under management, please place this metric in context by providing disclosure of your close rate and/or the actual value of qualified end customer contracts delivered.

The Company respectfully advises the Staff that it believes that the term “service revenue opportunity under management,” as well as its potential limitations, is explained in detail under “Key Business Metrics” in the MD&A on pages 40 and 41 and in “Risk Factors” on pages 12 and 13 of the prospectus. In addition, the Company has added disclosure under “Key Business Metrics” in the Prospectus Summary directing investors to read the detailed disclosure in the above-referenced subsection of the MD&A for an understanding of how this metric is calculated and material aspects and limitations of the metric. The Company has also added disclosure to the MD&A on page 40 of the registration statement to clarify that this metric is not a measure of the Company’s sales or revenues. Further, throughout the registration statement, the Company explains that its business model involves managing the service revenue opportunity of its customers which leads to the use of the term “service revenue opportunity under management.” The Company notes further that it uses this term internally in its planning and analysis and externally in its customer interactions, contracts and marketing materials and believes that renaming the metric could be confusing. Accordingly, the Company believes that the existing disclosure, combined with the additional changes made in Amendment No. 1, clearly convey that the service revenue opportunity rests with its customers.

The Staff has also requested disclosure of close rates and/or the actual value of qualified end customer contracts delivered. The Company intends to provide disclosure of the actual value of qualified end customer contracts delivered to the Company for 2009 and 2010 in its next amendment to the registration statement. This amendment is also expected to include the Company’s audited financial statements for 2010. The Company believes that this information will provide some context in the next amendment to service revenue opportunity under management as of December 31, 2010 (which will replace the Company’s current disclosure of service revenue opportunity under management as of September 30, 2010). In light of the information being provided, the Company respectfully submits that it is not

Securities and Exchange Commission

January 28, 2011

necessary or appropriate to provide disclosure of close rates. Further, the Company believes that disclosure of close rates could result in substantial competitive harm that would outweigh potential benefits to investors. Among other things, disclosure of close rates, in combination with the other metrics and information in the registration statement, could enable customers and competitors to calculate average commission rates, which would be tantamount to providing competitive pricing information. Competitors could use these disclosures to our disadvantage in negotiations with our customers and potential customers, which could adversely affect our business and prospects. However, the Company has described in detail close rates and commission rates and the factors that affect them on page 41 of the registration statement.

The Company believes that the existing disclosure of its specific service revenue opportunity under management (including the additional disclosure included in this amendment), the disclosure to be included in the next amendment with respect to the actual value of qualified end customer contracts delivered to the Company for 2009 and 2010, the general relationship between opportunity under management, close rates, commission rates and revenues, the disclosure of the limitations of the service revenue opportunity under management metric in the MD&A and Risk Factors, and the Company’s historical financial results provide investors with a broad mix of information that provides valuable insight into the Company’s business model and how it operates.

8.	We note your statement on page two of the prospectus summary, and elsewhere in your prospectus, that you “have generated a meaningful increase in the average renewal rate for these engagements.” Please quantify this increase or provide context for your use of the term “meaningful” so that investors can understand your use of this relative term.

The Company advises the Staff that it has quantified the increase in average renewal rates in the Prospectus Summary on page 2, and the Business section on page 71 of its registration statement. The Company has also included disclosure concerning the renewal rate metric in the MD&A on pages 41 and 42.

Selected Risk Factors, page 4

9.	We note your disclosure in your risk factor “The loss of one or more of our key customers could slow our revenue growth or cause our revenue to decline” on page 15 that your largest customer, Sun Microsystems, accounted for 17% and 24% of your revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, as well as your disclosure that your contracts with Sun Microsystems were terminated effective September 30, 2010. Please revise the penultimate bullet under this heading to reference the loss of your largest customer.

The Company advises the Staff that the Company has revised the applicable bullet on page 4 of its registration statement to refer to the termination of the Sun Microsystems contract.

Securities and Exchange Commission

January 28, 2011

10.	Please revise to include among the bulleted list of selected risk factors, disclosure regarding the concentration of ownership among your existing officers, directors and their affiliates upon the closing of the offering and their ability to determine substantially all matters requiring stockholder approval.

The Company advises the Staff that the Company has added a bullet on page 4 of its registration statement regarding the concentration of ownership among its existing officers, directors and their affiliates.

“Our quarterly results of operations may fluctuate as result of …”, page 12

11.	This risk factor appears to state a fact rather than a material risk to your business. In addition, this risk factor and your risk factor “Our share price may be volatile, and you may be unable to sell your shares at or above the offering price” on page 27 appear to contain many duplicative bullets. Please delete this risk factor, revise it or combine it with your risk factor “Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.”

The Company advises the Staff that the Company has added disclosure to pages 11, 12 and 27 of its registration statement regarding the risk of fluctuation of the Company’s results and the Company’s share price volatility, respectively. The Company notes that the risk factor regarding quarterly results is focused on business risks to the Company that can cause fluctuating operating results, and the Company’s revisions state specific negative effects that may occur in its operating results in the event these risks materialize. In contrast, the Company notes that the risk factor regarding share price volatility is more focused on reasons for share price volatility, including investor reaction to news and developments in the Company’s business, in addition to the risks of a decreased market price of the Company’s shares resulting from such volatility. The Company views the risks as distinct, even though there are some common factors affecting each risk, and therefore believes retention of both risk factors is appropriate.

“We may choose to sell subscriptions to our cloud application separately…”, page 20

12.	Inasmuch as you disclose on page 44 of your prospectus that subscriptions to your cloud applications make up an insignificant portion of your revenue, please revise this risk factor to explain why it is a material risk or delete it.

The Company advises the Staff that the Company believes that given the Company’s long-term strategy of selling stand-alone subscriptions which is included as one of the Company’s strategies as the second bullet point under “Our Strategy” on page 77 of the registration statement, the Company wishes to highlight the risks inherent in such strategy. However, the Company has revised the risk factor and moved it to a position of less prominence on pages 25 and 26 of the registration statement.

Securities and Exchange Commission

January 28, 2011

“Changes in the U.S. and foreign legal and regulatory environment…”, page 23

13.	The opening sentences of the first and third paragraphs under this risk factor are identical. The third paragraph concludes that changes in certain regulations “pose a significant risk” to your company, but does not discuss why. Please revise this risk factor to clearly describe the material risk and why it applies to your operations.

The Company advises the Staff that the Company has revised the disclosure on page 22 of its registration statement to address the risk and delete the duplicative language.

“No public market for our common stock currently exists, and an active…”, page 28

14.	Please reconcile your disclosure in the second sentence of this risk factor indicating that your common stock has been approved for listing on The Nasdaq Global Market with disclosure elsewhere in your prospectus, including on the cover page, indicating that you intend to apply for listing on that market.

The Company advises the Staff that the Company has revised the disclosure on page 27 of its registration statement to refer to its intent to apply for listing with The Nasdaq Global Market.

Forward Looking Statements, page 32

15.	Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Accordingly, please revise your disclosure in the last paragraph under this heading.

The Company advises the Staff that the Company has removed language on page 31 of the registration statement that can be interpreted as a disclaimer of the information contained in the filing.

Selected Consolidated Financial Data, page 38

16.	We note you have made cash distributions to your equity holders in 2007, 2008 and the nine months ended September of 30, 2010 in the aggregate amounts of $5.1 million, $5.2 million, and $2.5 million, respectively. In this regard, please provide cash distribution/dividend per common share data in this table. Refer to Item 301 of Regulation S-K.

The Company advises the Staff that the Company has revised the information in the selected consolidated financial data on page 37 as well as in the summary consolidated financial data on page 8 to include the caption, “Cash distributions per common share,” and has included an explanatory note 3 to the table to more fully describe the nature of these cash distributions.

Securities and Exchange Commission

January 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

17.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or to result in your liquidity decreasing or increasing in any material way. In this regard, given that your service revenue opportunity under management appears to have a direct impact on your operating results, in responding to this comment, please provide the following additional disclosures:

•

To the extent you elect to retain disclosure of your service revenue opportunity under management, please quantify service revenue opportunity under management for the periods for which you provide financial statements to provide investors with insight into this metric and its impact on your revenue and results of operations;

•

To the extent you elect to retain disclosure of your service revenue opportunity under management, please quantify for the periods for which you provide financial statements your close rate and/or the actual value of qualified end customer contracts delivered to provide investors with insight into this metric and its impact on your revenue and results of operations as well as context for your service revenue opportunity under management metric;

•

Provide a more specific and comprehensive discussion regarding how period-to-period changes in your key business metrics may impact your results of operations, financial condition and liquidity, particularly in light of the recent termination effective September 30, 2010 by Oracle of your contracts with your largest customer, Sun Microsystems;

•

Please also provide information about the quality and variability of your cash flow so that investors can ascertain the likelihood of the extent past performance is indicative of future performance, again, particularly in light of the recent termination effective September 30, 2010 by Oracle of your contracts with your largest customer, Sun Microsystems; and

•	Please discuss whether you expect your financial position to remain at its current level or to increase or decrease.

In responding to this comment, please also revise your disclosure to address:

•	Economic or industry-wide factors relevant to your company; and

Securities and Exchange Commission

January 28, 2011

•	Any other additional material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.

Refer to Item 303 of Regulation S-K and our Release No. 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

The Company respectfully notes that it has included the “Key Business Metrics,” “Factors Affecting our Performance” and “Basis of Presentation” sections of the MD&A for the purpose of complying with the Staff guidance provided in Release No. 33-8350.

With respect to the Staff’s specific comments above, the Company notes the following:

The Company notes the Staff’s comment to quantify disclosure of service revenue opportunity under management for the periods for which financial statements are included. The Company intends to include disclosure of this metric as of December 31, 2010 in conjunction with inclusion of the Company’s audited financial statements for 2010 in the next amendment to the registration statement. However, the Company respectfully advises the Staff that it is unable to provide this metric as of December 31, 2008 and 2009. The Company has over time revised its methodology and tracking of the inputs used in this metric and, due to these revisions, is unable to determine now what its forward-looking service revenue opportunity under management would have been at the end of 2008 and 2009 on the same basis as the current metric. In lieu of this disclosure, the Company intends to disclose the actual value of qualified end customer contracts delivered to the Company by its customers for 2009 and 2010 in its next amendment to the registration statement, which will also include the Company’s audited financial statements for 2010. Please see the Company’s response to comment 7 for more information. The Company believes this disclosure will provide investors with insight into its historical results of operations as requested by the Staff.

The Company notes the Staff’s comment to disclose close rates and/or the actual value of qualified end customer contracts delivered. Please see the Company’s response to comment 7 for more information.

With respect to the Staff’s comment relating to the period-to-period disclosure of key business metrics, the Company respectfully notes that it has included such discussion of these business metrics to the extent applicable in the period-to-period discussions in the Results of Operations section of the MD&A on pages 48, 51 and 53 (relating to the impact of additional customers, additional customer engagements, and an increase in qualified end customer contracts available for sale by us, on net revenue), on page 49 (the impact of new engagements on gross profit), and pages 49 and 54 (the impact of new engagements on sales commission expense). The Company submits that including disclosure about the relative effects of these metrics is most appropriate in the context of the Company’s actual financial results. In response to the Staff’s comment, however, the Company has expanded these disclosures and added additional disclosure and an additional cross reference to the period-to-period

Securities and Exchange Commission

January 28, 2011

comparison in its discussion of “M&A Activity” to highlight the impact of the Sun Microsystems termination on page 44 of its registration statement.

With respect to the Staff’s comment relating to quality and variability of cash flows, the Company advises the Staff that the Company has added disclosure to page 39 of its registration statement relating to its quality and variability of cash flows.

With respect to the Staff’s comment relating to the Company’s anticipated financial position, the Company advises the Staff that it has added disclosure to pages 39 and 58 relating to its near term and long term financial position, including additional discussion of its cash position and receivables.

With respect to the Staff’s comment on the effect of economic and industry-wide factors on the Company, the Company advises the Staff that it has added disclosure to pages 44 and 45 of its registration statement to address certain economic and industry-wide factors and their potential effects on the Company.

With respect to the Staff’s comment on the Company’s material challenges, opportunities and risks, the Company confirms that it has carefully considered the material opportunities, challenges and risks it faces in the short and long term and made appropriate disclosures about them, and the steps the Company is taking to address them, in the registration statement. Examples include the Company’s discussion of the impact of Oracle’s acquisition of Sun and termination of the Company’s engagement with Sun on page 44, the impact of consolidation in the technology industry generally on page 44 and the nature of the Company’s business model and the need for upfront investments in customer engagements prior to the realization of any revenues from the engagement on page 43, among others, as well as the Company’s disclosure of the risks it faces throughout the Risk Factor section of the registration statement. To the extent that the Company identifies additional material opportunities, challenges and risks, the Company confirms that it will make such disclosures, as appropriate, in the registration statement.

Basis of Presentation, page 44

18.	We note from your disclosure that you allocate certain costs and expenses for facilities and information technology and depreciation, including amortization of internal-use software associated with your service revenue technology platform and cloud applications. It appears these costs and expenses have been allocated to cost of revenue and various major operating expenses line items. With a view to enhance transparency, please disclose in more detail the nature of the costs and expenses being allocated to costs of services line item, the basis of their allocation and the component amounts for all periods presented. Please also consider providing similar disclosure in a footnote to the financial statements.

Securities and Exchange Commission

January 28, 2011

The Company advises the Staff that the Company has enhanced disclosure regarding allocated costs included in the Company’s discussion of cost of revenues and gross profit on pages 45 and 46 of the registration statement to indicate the nature and basis of such allocations.

The Company further advises the Staff that as noted in its basis of presentation, cost of revenue consists primarily of personnel-related expenditures. Cost of revenue also includes allocated costs for facilities, information technology and depreciation, including amortization of internal-use software. These overhead costs are allocated to all departments based on headcount. As a result, these allocated costs are also included as a component of our marketing and sales, research and development and general administrative expenses.

As noted on page 84, we had 1,391 employees at September 30, 2010 of whom 1,200 were in our service sales organization. Since our overhead costs are allocated based on headcount, a substantial portion of our facility, information technology and depreciation costs are allocated to cost of revenue where we classify all of our service sales personnel. We supplementally advise the staff that on page F-30 in the notes to our consolidated financial statements, we have disclosed the overhead allocation included in cost of revenue which was $6.4 million, $11.8 million and $10.6 million in 2007, 2008 and 2009, and $7.7 million and $10.4 million for the nine months ended September 30, 2009 and 2010, respectively.

Results of Operations, page 46

19.	We note you report segment information based on the management approach and have identified the following three reportable segments: (1) North American and Latin America, (2) Europe, Middle East and Africa, and (3) Asia Pacific Japan. With a view to provide a more integrated discussion and a better understanding of the performance of your underlying businesses, please expand to provide an operating result discussion by reportable segments to the extent possible without duplication.

The Company advises the Staff that prior to 2009, the Company operated in two segments, NALA and EMEA. The APJ segment was formed in 2009 and was relatively insignificant, representing less than 2% and 5% of our consolidated revenues in 2009 and for the nine months ended September 30, 2010, respectively.

The Company further advises the Staff that the Company has expanded its discussion on results of operations to include reportable segments where appropriate, for example on pages 49-50 and 52-54 of the registration statement.

Liquidity and Capital Resources, page 56

20.	Please disclose whether you have any material commitments for capital expenditures relating to the next twelve months. Refer to Item 303(b)(1)(iii) of Regulation S-K.

Securities and Exchange Commission

January 28, 2011

The Company supplementally advises the Staff that the Company has no material commitments for capital expenditures relating to the next twelve months.

Contractual Obligations and Commitments, page 59

21.	Please disclose scheduled interest payments presently due on your term loan obligations of $16.8 million. It does not appear you have reflected the interest obligations in the table. Refer to Item 303(a)(5) of Regulation S-K.

The Company advises the Staff that the Company has revised the contractual obligations schedule on page 60 to include interest payment obligations on the Company’s $16.8 million term loan obligations.

Stock-Based Compensation, page 61

22.	We note your disclosure of your common stock valuation with respect to stock option grants up to the latest grant date of December 16, 2010. Please update this section in a future amendment to include a discussion of any significant factors contributing to the difference between the latest valuation and the estimated IPO price, when it is available.

The Company intends to include a discussion of significant factors contributing to the difference between this valuation (as well as any subsequent valuations conducted prior to the IPO) and the estimated IPO price upon determination of the range of offering price.

Business, page 70

23.	To the extent applicable, please revise this section consistent with our comments to your Prospectus Summary.

The Company confirms that to the extent that comments apply to more than one section of the Company’s registration statement, the Company has made conforming changes to the disclosure throughout the registration statement.

24.	Please revise to add disclosure of the general development of your company during the past five years. Refer to Item 101(a) of Regulation S-K.

The Company advises the Staff that the Company has added in the Business section on page 71 a cross reference to its existing disclosure in the MD&A on pages 39 and 40.

25.	Please revise to provide the geographic information required by Item 101(d) of Regulation S-K.

Securities and Exchange Commission

January 28, 2011

The Company advises the Staff that the Company has added to the Business section on page 71 of its registration statement a cross-reference to pages F-29 and F-30, where the geographic information required by Item 101(d) of Regulation S-K is disclosed.

Our Competitive Advantages, page 74

26.	Due to the size of your print, your graphics on pages 74 and 76 are difficult to read. While retaining your disclosure, please provide it in a more readable format. Refer to Rule 420 of Regulation C.

The Company advises the Staff that the Company has enlarged the graphics on pages 76 and 78 of its registration statement.

Management, page 83

27.	Please revise the descriptions of the business experience of your directors to discuss in greater detail the specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as one of your directors in light of your business and structure. If material, these disclosures should cover more than the past five years, including information about each person’s particular areas of expertise or other relevant qualifications. Refer to Item 401(c)(1) of Regulation S-K.

The Company advises the Staff that the Company has revised the descriptions of the business experience of its directors on pages 85 and 87-89 of its registration statement to provide greater detail as to the background of each director which led to the conclusion that he should serve as one of the Company’s directors.

Executive Compensation, page 92

28.	Based on your disclosure throughout this section, it appears that you benchmark elements of your compensation. You refer to various groups of companies from pages 93-95. Throughout your disclosure under this heading, you also refer to your “peer companies” without disclosing the names of these companies. Please tell us whether you benchmark compensation or whether you instead reviewed or considered broad-based third-party survey for a more general purpose than benchmarking compensation. If you engage in benchmarking in setting these amounts, please identify the benchmark and its components (including component companies), pursuant to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, please also refer to Question and Answer 118.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008) available on our website at www.sec.gov.

The Company advises the Staff that the Company has only relied on market survey data for the various broad groups of companies described on pages 95-97 in benchmarking compensation decisions,

Securities and Exchange Commission

January 28, 2011

and that there is not a separate list of peer companies. The Company has revised the disclosure on pages 95-97 of its registration statement to insert references to such market surveys and delete references to “peer companies.”

Employment Agreement and Potential Payments upon Termination or Change-in-Control, page 106

Employment Agreements, page 106

Charles D. Boynton, page 109

29.	Please file as exhibits to your registration statement the employment agreement as well as the separation of employment agreement, in each case, with Mr. Boynton. Refer to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that the Company has filed Mr. Boynton’s employment agreement and release agreement as Exhibit 10.24 and Exhibit 10.25, respectively, to the Company’s registration statement.

Certain Relationships and Related Party Transactions, page 117

30.	Please provide the disclosure required by Item 404(a) of Regulation S-K regarding your cash distributions to your equityholders to fund their tax obligations or tell us why it is not appropriate to do so.

The Company supplementally advises the Staff that cash distributions made to the Company’s equity holders have been made to all equity holders on a pro rata basis relative to their ownership of Company’s capital stock. In accordance with Instruction 7(c) to Item 404(a) of Regulation S-K, the Company believes that disclosure need not be provided pursuant to Item 404(a) if the interest of the related person arises solely from a class of equity securities of the Company and all holders of that class of equity securities of the Company received the same benefit on a pro rata basis.

Underwriters, page 131

31.	We note your disclosure on page 134 regarding indemnification among you, the selling stockholders and the underwriters. Please revise your discussion to provide a description of the provisions of the underwriting agreement regarding indemnification by the registrant of the underwriters. Refer to Item 508(g) of Regulation S-K.

The Company respectfully advises the Staff that (1) the disclosure regarding the indemnification provisions is customary for underwritten offerings; (2) the indemnification provisions themselves are customary for underwritten offerings; (3) the indemnification provisions will be set forth in the

Securities and Exchange Commission

January 28, 2011

underwriting agreement, which will be filed as an exhibit to the registration statement and will therefore be publicly available to investors; and (4) the disclosure contained on page 136 of the registration statement, together with the exhibit, therefore satisfies the requirements of Item 508(g) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4. Pro Forma Information, page F-16

32.	We note your disclosures on page 35 that you may be required to make cash distributions to your existing equity holders to fund their tax obligations with respect to the quarterly period ended December 31, 2010 and a portion of 2011 prior to the conversion from LLC to Corporation and that they would be made within 90 days after the end of 2010 and within 90 days after the conversion. In this regard, please tell us and disclose the reasonably possible contingent distribution amounts or range of amounts to be made to the extent material. Please revise to provide similar disclosures on page 35.

The Company supplementally advises the Staff that for the nine month period ended September 30, 2010, the Company had income before taxes of $112,000. The minimal amount of pre-tax income was attributable to the Company’s international operations and its taxable U.S. subsidiary. As noted in the MD&A for the nine months ended September 30, 2010, the limited liability company incurred a loss for the period. Accordingly, the Company does not expect any contingent tax distribution to the members in 2010. The Company advises the Staff that it has revised Note 4 in the notes to the consolidated financial statements to include such disclosure.

The Company further advises the Staff that it does not expect to make any contingent tax distribution to the pre-conversion members of the Company for the interim period in 2011 prior to the conversion of the Company to a corporation. This estimate is based on the Company’s historical results of operations included on page 55 in which the Company has incurred pre-taxes loss in each of the first quarters in 2009 and 2010 and the Company’s anticipation that this trend will continue in the first quarter of 2011. Therefore, the Company has not modified the current disclosure in its registration statement because any material 2011 contingent distribution is not reasonably probable.

Similarly, the Company advises the Staff that it has revised the disclosure on page 34 of the registration statement to provide further clarification as to any contingent tax distributions to members of the LLC during the fourth quarter of 2010 and for the interim period in 2011 prior to the conversion by the LLC to a corporation.

33.	Please provide pro forma tax information on the face of the historical financial statements to give effect to the conversion from LLC to Corporation upon the IPO.

Securities and Exchange Commission

January 28, 2011

The Company advises the Staff that the Company has revised the presentation of its Consolidated Statements of Operations on page F-4 to include pro forma tax information.

34.	Please clarify for us and in your disclosures if the cash distributions will be coming out of the proceeds of the offering. If so, please revise pro forma earnings per share data to give effect to the number of shares whose proceeds would be necessary to pay the distribution to the extent that it exceeds the current year earnings and the use of proceeds section accordingly.

The Company refers the Staff to its response to Comment No. 32 above and the revised disclosures included on page 34 and in Note 4 of the notes to the consolidated financial statements contained on page F-17 of its registration statement. The Company currently does not expect to pay a cash distribution out of the proceeds of the offering and therefore has not revised its placeholder pro forma earnings per share data to give effect to the additional shares from which proceeds would be necessary to pay such distribution. The Company advises the Staff that it will consider the requirements of SAB Topic 1.B.3 in the event that the Company’s circumstances change.

Note 7. Long-Term Debt, page F-20

Term Loan and Revolving Credit Facility, page F-20

35.	We note your disclosure that the company obtained a waiver from the requirement to make certain principal payments in 2010. Please file the waiver as an exhibit to your registration statement or tell us why you think it is not necessary to do so.

The Company advises the Staff that the Company has filed this waiver as Exhibit 10.23 to the Company’s registration statement.

36.	Please tell us if the terms of term loan and revolving credit facility include any restrictions on dividend distributions. If so, please disclose the restrictions accordingly.

The Company supplementally advises the Staff that its credit agreement allows for distributions to the members to fund their tax obligations in respect of their equity interest in the LLC so long as no event of default has occurred immediately prior to or after giving effect to any such distribution. Other distributions to members are permitted so long as no event of default has occurred under the loan and subject to achieving specified levels of earnings before interest, taxes, depreciation and amortization (EBITDA) and maintaining specified minimum levels of cash.

The Company advises the Staff that it has revised its disclosure on pages 57, F-20 and F-21 to include the disclosure.

Securities and Exchange Commission

January 28, 2011

Part II, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

37.	Please ensure that you file complete copies of all of your exhibits, including all exhibits, attachments and schedules to these documents, or tell us why it is not appropriate for you to do so. In this regard, we note that you have omitted the Schedules to your Limited Liability Company Agreement filed as Exhibit 3.3.

The Company advises the Staff that it has filed Schedules A and B to its Limited Liability Company Agreement and Schedule 1.1 to its Amended and Restated Credit Agreement. The Company further advises the Staff that it omitted certain exhibits that it believes are not material to investors because such exhibits provide no information with respect to the terms or conditions of the transactions.

Item 17. Undertakings, page II-2

38.	Please provide the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

The Company advises the Staff that the Company has provided the undertakings required in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K on page II-3 of its registration statement, respectively.

*        *        *         *        *

With respect to any request from the Company to accelerate the effective date of the pending registration statement, we acknowledge that the Company notes the representations referenced by the Staff, and that the Company confirms that it will include such representations in any acceleration request letter that it submits to the Commission.

In addition, we acknowledge that the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the registration statement.

Securities and Exchange Commission

January 28, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to me at (650) 849-3223. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

Enclosures

cc (w/o encl.):	Paul Warenski, Esq. ServiceSource International, LLC

David Oppenheimer, CFO

ServiceSource International, LLC

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP